

GLOBAL MARKETS CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

April 30, 2005


SEC MAIL PROCESSING
JUN 06 2005
WASH. D.C.
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom It May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Enclosed is : A copy of the 3rd Quarter results for the Company's financial year 2004-5, a copy of the Company's letter dated February 22nd, 2005 to the Jamaican Stock Exchange enclosing 3rd Quarter unaudited results for the 3rd Quarter ended January 8th, 2005 together with the Company Sectretary's report pursuant to Rule 407A of the Stock Exchange Rules. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Encl.

PETER A. DePASS, LL.M. (Lond.)
Attorney-at-Law

Lobby Suite
96 ¾ Old Hope Road
Kingston 6
Jamaica, W.I.

April 7, 2005

Mr. Mark Saunders
President
Global Markets Capital Corporation
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174
U.S.A.



Dear Mr. Saunders:

Re: Jamaica Broilers Group Limited ("the Company")

I enclose, for your submission to the SEC on the Company's behalf, a copy of the 3rd Quarter results for the Company's financial year 2004-05, a copy of the Company's letter dated February 22nd, 2005 to the Jamaica Stock Exchange enclosing 3rd Quarter unaudited results for the 3rd Quarter ended January 8, 2005 together with the Company Secretary's report pursuant to Rule 407A (vii) of the Stock Exchange Rules.

Yours truly,
Jamaica Broilers Group Limited

....
PETER A. DEPASS
Company Secretary

PAD/aap

Encls.

F:\DEPTS\LAW2\J080-25\9\Saunders.Ltr.9.wpd

(876) 927-5734 tel; (876) 927-7018 fax; peterd@kasnet.com

The Directors of
Jamaica Broilers Group Ltd
announce the un-audited consolidated results for quarter ended January 08,2005

Commentary on un-audited 3rd Quarter Results

The Directors of Jamaica Broilers Group Ltd are pleased to release the un-audited financial results for the quarter ended January 08, 2005. These statements have been prepared in accordance with, and comply with, International Financial Reporting Standards

The Group's turnover for this quarter, when compared to the corresponding period last year, showed an increase of 13.5% to $2.26 billion. However, gross profits increased by 6% in nominal terms, as the negative impact of the passage of Hurricane Ivan was still being felt, particularly in periods 7 and 8 of this quarter. Gross profits as a percentage of turnover, for the quarter, therefore declined to 23.9% compared to 25.5% for the corresponding period last year.

Loss of, or reduction in gross profit, and increases in operating costs which were a consequence of insured property damage caused by Hurricane Ivan, are covered by the company's business interruption (BI) insurance. Approximately $32million from this source - or a total year-to-date sum of $124million - is included in other operating income for this quarter. Further amounts will be brought to book when negotiations are completed with our insurers.

The company's results were also impacted by inflation in the economy and this is seen in year - to - date increases in distribution and administrative expenses, when compared to the corresponding period last year. In addition, there was a significant increase in marketing spend which has served to increase our visibilty and presence in the marketplace.

Against this background , profit before tax for the quarter was the same as the corresponding period last year and profits after tax attributable to stockholders for the quarter was $121 million compared to $125 million. This equates to earnings per stock unit of 10.07 cents , down from 10.42 cents in 2004.

In the fourth quarter we expect to finalise negotiations and bring to book additional income with respect to the business interruption insurance claims.We also anticipate a favourable settlement in the legal case that was brought by us against the majority partner in the Co-Generating electricity plant project.

The staff, management and Board remain committed, under God's guidance, to further improving shareholder value in the remaining quarter of this financial year.



Hon. R. Danvers Williams
Chairman



Robert E. Levy
President & Chief Executive Officer

February 21, 2005

Interim Consolidated Profit and Loss account for quarter ended January 08,2005

	Quarter ended January 08,2005 $000	Quarter ended January 10,2004 $000	Nine periods to January 08,2005 $000	Nine periods to January 10,2004 $000
Turnover	2,258,222	1,989,932	6,230,864	5,444,906
Cost of Sales	(1,719,087)	(1,483,011)	(4,827,411)	(4,046,834)
Gross Profit	539,135	506,921	1,403,453	1,398,072
Other operating income	48,913	10,640	159,061	24,442
Distribution Costs	(81,419)	(59,413)	(190,104)	(160,314)
Administrative and other expenses	(342,592)	(288,304)	(985,945)	(838,409)
Operating Profit	164,037	169,844	386,465	423,791
Finance costs (net)	(3,789)	(9,578)	(12,243)	(48,239)
Profit on sale of investment property	-	-	114,744	-
Profit before taxation	160,248	160,266	488,966	375,552
Taxation	(39,499)	(35,352)	(81,309)	(88,070)
Net Profit after taxation	120,749	124,914	407,657	287,482
Minority interest	-	-		
Net Profit attributable to stockholders of Holding Company	120,749	124,914	407,657	287,482
Earnings per Stock Unit-cents	10.07	10.42	33.99	23.97

Segment Reporting Information Consolidated- Nine Periods ended January 08,2005

	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other		Eliminations	Group Total
	$000	$000	$000	$000		$000	$000
REVENUE							
External Sales	3,626,538	1,800,577	193,053	610,696		-	6,230,864
Inter-Segment Sales	16,915	188,757	-	552,348	-	(758,020)	-
Total revenue	**3,643,453**	**1,989,334**	**193,053**	**1,163,044**	**-**	**(758,020)**	**6,230,864**
RESULTS							
Segment Result	371,078	185,634	(23,413)	96,623		0	629,922
Unallocated corporate expenses							(367,561)
Finance costs							(12,243)
Profit on sale of Investment property							114,744
Business interruption insurance income							124,104
Profit Before Taxation							**488,966**
Taxation							(81,309)
Profit from ordinary activities After Taxation							**407,657**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,754,700	811,254	370,313	1,539,335	3,152,103	(2,493,736)	5,133,968
Segment Liabilities	339,609	331,540	390,439	543,119	2,924,932	(2,914,302)	1,615,338

Segment Reporting Information Consolidated-Nine Periods ended January 10,2004

	Poultry Operations $000	Feed & Farm Supplies $000	Fish Operations $000	Other $000		Eliminations $000	Group Total $000
REVENUE							
External Sales	3,071,255	1,637,366	190,648	545,636			5,444,906
Inter-Segment Sales	14,727	80,731		449,671	-	(545,129)	-
Total revenue	**3,085,982**	**1,718,096**	**190,648**	**995,308**	**-**	**(545,129)**	**5,444,906**
RESULTS							
Segment Result	478,778	201,779	(45,113)	86,596		-	722,041
Unallocated corporate expenses							(298,250)
Finance costs							(48,239)
Profit Before Taxation							**375,552**
Taxation							(88,070)
Profit from ordinary activities After Taxation							**287,482**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,792,358	773,672	306,518	1,196,675	3,631,125	(2,898,948)	4,801,400
Segment Liabilities	179,005	359,926	207,918	331,230	3,173,048	(2,407,228)	1,843,900

Consolidated Balance Sheet (condensed) as at January 08, 2005

	January 08 2005	May 01 2004	January 10 2004
NET ASSETS EMPLOYED			
Fixed Assets	1,801,217	1,725,011	1,693,375
Goodwill	-	-	10,283
Deferred Expenditure	-	-	16,493
Investment Property	2,471	46,087	44,230
Held to Maturity Investments	415,418	572,309	577,988
Available-for-sale investments	112,148	107,502	-
Deferred tax asset	25,799	25,799	4,456
Pension Fund Surplus	153,260	153,300	148,400
Current Assets	2,649,454	2,396,961	2,322,707
Current Liabilities	(1,421,368)	(1,811,051)	(1,426,051)
	3,738,399	3,215,918	3,391,881
FINANCED BY			
Share Capital	599,638	599,638	599,639
Capital Reserve	844,557	858,631	858,161
Retained Earnings	1,592,056	1,189,932	1,110,485
Shareholders' equity	3,036,251	2,648,201	2,568,285
Minority Interest	5,145	5,145	5,145
Long Term Liabilities	354,025	212,834	499,159
Deferred Tax Liabilities	336,178	342,938	312,592
Employee Benefit Obligations	6,800	6,800	6,700
	3,738,399	3,215,918	3,391,881

Consolidated Statement of Changes in Shareholders' Equity as at January 08, 2005

		Number of Shares 000's	Share Capital $000	Capital Reserves * $000	Retained Earnings * $000	Total * $000
Balance at May 03,2003-as previously reported		1,027,952	513,976	961,574	952,426	2,427,976
Effect of adopting IFRS						
IAS 12-Income Taxes				(125,469)	(158,620)	(284,089)
IAS 19-Employee Benefits						
	Pension fund surplus				148,400	148,400
	Post retirement benefits				(6,700)	(6,700)
	Vacation leave payable				(13,682)	(13,682)
IAS 39 Financial instruments				3,810	(13,158)	(9,348)
Balance at May 03,2003 as restated		1,027,952	513,976	839,915	908,666	2,262,557
Bonus issue of shares		171,326	85,663		(85,663)	-
Translation Gain				17,657		17,657
Reserve on revaluation of available for sale investments				589		589
Net profit for period					287,482	287,482
Balance at January 10,2004		1,199,278	599,639	858,161	1,110,485	2,568,285
Balance at May 01,2004		1,199,278	599,638	858,631	1,189,932	2,648,201
Translation adjustment				(19,607)		(19,607)
Transfers				5,533	(5,533)	-
Net profit for period					407,657	407,657
Balance at January 08, 2005		1,199,278	599,638	844,557	1,592,056	3,036,251

Consolidated Statement of Cash Flows (Condensed) for nine periods ended January 08, 2005

	January 08 2005 $000	January 10 2004 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	407,657	287,482
Items not affecting cash resources	(9,820)	137,880
	397,837	425,362
Changes in non-cash working capital components	(440,290)	314,909
Cash provided by/(used in) operations	(42,453)	740,271
Cash provided by/Used in) financing activities	(249,480)	(36,150)
Cash (used in) provided by investing activities	93,630	(631,520)
Increase /(decrease) in net cash and cash equivalents	(198,303)	72,601
Net cash and cash equivalents at beginning of year	170,159	(40,912)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	(28,144)	31,689

Notes to the Interim Consolidated Financial Statements

Accounting Periods

The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

Segment reporting

The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales

Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture

Current assets include biological assets with a carrying value of $401.56 million at January 08, 2005 ($ 414.9 million at May 01,2004)
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,.
fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at 8th **January, 2005**, are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	500,000	Shirley Williams (Joint Holder) Ravers Limited	 8,373,332
Robert E. Levy President & Chief Executive Officer	12,148,049	Portland Corp. Ltd.	207,362,410
Philip E. Levy	5,748,128	Portland Corp. Ltd.	207,862,410
Christopher Levy Vice President, Poultry Operations	3,892,527	Sara Levy	664,071
Malcolm D.L. McDonald	1,970,473	-	-
I. V. (Polly) Brown	NIL	-	-
Trevor Dewdney	53,333	-	-
Barrington A. Pryce	100,487	-	-
Douglas Senior	260,534	-	-
Hirlie Williams	89,041	-	-
Claudette Cooke Vice President, Human Resource Development & Public Relations	1,278,726	-	-
Andrew Mahfood	1,250,000	-	-

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy and Christopher Levy and Mrs. Claudette Cooke, as above, Mr. Ian Parsard, Vice President, Finance & Corporate Planning who, at the above date held 707,412 stock units, Mr. Leon Headley, Vice President, Procurement & Training who, at the above date held 1,574,183 and Mr. Conley Salmon, Assistant Vice President, Marketing who at the above date held 409,224 stock units.

The holdings of those persons owning the ten (10) largest blocks of stock units as at 8th January, 2005 are set out hereunder:-

	SHAREHOLDER	AMT. OF STOCK
1.	Portland Corporation Ltd.	207,362,410
2.	Ja. Broilers Employees Trust	145,999,358
3.	Halcyon Limited	67,636,971
4.	The Arrol Trust	43,561,830
5.	National Insurance Fund	32,745,012
6.	Scotiabank Jamaica Investment Management Ltd. a/c #542	27,890,834
7.	West Indies Trust Co. a/c WT89	18,636,796
8.	LOJ-Pooled Equity Fund No. 1	18,581,379
9.	Capital & Credit Financial Group	14,253,528
10.	Carzlyn Ltd.	13,589,068



PETER A. DEPASS
Secretary
8th January, 2005